ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OF VIZSLA SILVER CORP. (the "Company")

NOVEMBER 1, 2023

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the shareholders of the Company held on November 1, 2023 (the "Meeting"), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date of September 14, 2023	207,993,819
Total Shares represented at the Meeting in person or by proxy	100,458,716
Percentage of total Shares represented at the Meeting	48.30%

1. Number of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the resolution to set the number of directors to five was approved.  These were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
100,349,031	99.89%	109,685	0.11%

2. Election of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders' meeting or until his or her successor is duly elected or appointed, with the following results:

NAME OF NOMINEE	VOTES
	# FOR	% FOR	# WITHHELD	% WITHHELD
Craig Parry	85,520,601	91.89%	7,547,444	8.11%
Michael Konnert	92,727,493	99.63%	340,552	0.37%
Simon Cmrlec	85,453,593	91.82%	7,614,452	8.18%
Harry Pokrandt	69,650,138	74.84%	23,417,907	25.16%
David Cobbold	74,517,971	80.07%	18,550,074	19.93%

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3. Appointment of Auditors

Based on the proxies received and a show of hands by Shareholders present at the meeting, MNP LLP was appointed as the Company's auditor for the ensuing year and the directors were authorized to determine remuneration to be paid to the auditor and the following were the results:

VOTES
# FOR	% FOR	# WITHHELD	% WITHHELD
100,200,466	99.74%	258,248	0.26%

4. Omnibus Equity Incentive Compensation Plan

Based on the proxies received and a show of hands by Shareholders present at the meeting, the Omnibus Equity Incentive Compensation Plan was authorized, approved and confirmed.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
69,072,157	74.22%	23,995,887	25.78%

5. Shareholder Rights Plan

Based on the proxies received and a show of hands by Shareholders present at the meeting, the Shareholder Rights Plan was ratified and approved.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
74,523,520	80.07%	18,544,525	19.93%

All of the above matters are described in greater detail in the Information Circular provided to the Company's shareholders prior to the Meeting and is available on the Company's profile on SEDAR+ and EDGAR.

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